# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: System1, Inc., CIK 0001805833
CUSIP: 87200P109
Title of class of securities: Class A Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 4235 Redwood Avenue, Los Angeles, California (CA), 90066
Date of event which requires filing of this statement: 05/02/2025
Filed by CIK 0002066592
Persons authorized to receive notices and communications: Stanley Blend, 711 Navarro Street, Suite 600, San Antonio, Texas (TX), 78205, 2102506116

## Reporting persons
- The Blend Family Foundation (CIK 0002066592): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 5,545,077; shared voting power 0; sole dispositive power 5,545,077; shared dispositive power 0; aggregate amount beneficially owned 5,545,077 (7% of the class)
  Comment: The Reporting Person is a trust treated as a private foundation; Percent of class is based on 75,186,853 Shares of Class A Common Stock outstanding as of 4/15/2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value
Name of issuer: System1, Inc.
Address of issuer's principal executive offices: 4235 Redwood Avenue, Los Angeles, California (CA), 90066

## Item 2. Identity and Background
Name of person filing: The Schedule 13D is being filed by The Blend Family Foundation (the "Reporting Person"), a Texas trust. The Reporting Person is a tax-exempt 501(c)(3) Private Foundation for philanthropic purposes. The Reporting Person is trust treated as a private foundation established by the family of Mr. Michael Blend, the Issuer's co-founder, Chief Executive Officer ("CEO") and a director. The trustess of the Reporing Person are Michael Blend, Sandra Blend (Michael Blend's spouse) and Stanley Blend (Michael Blend's father) (the "Trustees").
Residence or business address: The business address of the Reporting Person and the Trusttees is 711 Navarro Street, San Antonio, Texas 78205.
Present principal occupation or employment: The Reporting Person is a tax-exempt 501(c)(3) Private Foundation for philantrhopic purposes. Michael Blend is the Issuer's co-founder, CEO and a Director. Mr. Stanley Blend is an attorney in private practice. Ms. Sandra Blend is a graphic artists.
Criminal convictions in the last five years: During the last five years, none of the Reporting Person or the Trustess has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: Within the last five years, none of the Reporting Person or any of the Trustees was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a Texas trust. The Trustees are each citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Blend Family Foundation utilized cash generated from the sale of other investments to fund the purchase of the shares in the Private Placement (as defined below).

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. The Reporting Person may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities of the Issuer then held, in the open market or in privately negotiated transactions. Michael Blend, one of the Trustees, is CEO and a director of the Issuer. Stanley Blend, one of the Trustees, is deemed to have a greater than 10% beneficial ownership of the securities of the Issuer. None of the trustees is deemed to be beneficial owners of the securities held by the Reporting Person. Michael Blend as CEO and a director will engage in discussions with management, the Board and investors from time to time, regarding governance, business, operations, strategy and plans regarding the Issuer. The Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 7.00%
Number of shares as to which each person has sole or shared power to vote or dispose: 5,545,077 shares of Class A Common Stock
Transactions in the class effected during the past sixty days: On April 28, 2025, the Reporting Person entered into a Securities Purchase Agreement (the "Purchase Agreement") with the Isuer, pursuant to which the Issuer agreed to sell to the Reporting Person 4,500,000 shares of the Company's Class A Common Stock, at a price of $0.50 per share (the "Private Placement").The Private Placement closed on May 2, 2025.
Other persons with the right to receive dividends or sale proceeds: The Reporting Person does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On April 28, 2025, the Reporting Person entered into the Purchase Agreement with the Isuer, pursuant to which the Issuer agreed to sell to the Reporting Person 4,500,000 shares of the Company's Class A Common Stock, at a price of $0.50 per share.The Private Placement closed on May 2, 2025. There are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the Issuer's Class A Common Stock.

## Signatures
- The Blend Family Foundation: /s/ Stanley Blend, Stanley Blend, Secretary (05/05/2025)